[Letterhead of Paul, Hastings, Janofsky & Walker LLP]

(212) 318-6063
thomaspeeney@paulhastings.com

June 3, 2008	74036.00001

VIA EDGAR

Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:	Enterprise Mergers and Acquisitions Fund (the “Fund”)
File No.: 811-22041

Ladies and Gentlemen:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended, enclosed herewith for filing on behalf of the Fund please find (i) one copy of the joint fidelity bond (the “Joint Bond”) for the policy period from December 7, 2007 to December 7, 2008 (the “Policy Period”), such policy being maintained through National Union Fire Insurance Company (ii) a Secretary Certificate certifying the resolutions adopted by the Fund’s Board of Directors approving the amount, type, form and coverage of the Joint Bond and (iii) the Amended and Restated Joint Insured Agreement among the Fund and the other insureds on the Joint Bond.

The Fund is not required to pay a Joint Bond premium during the Policy Period.

Very truly yours,

/s/ Thomas D. Peeney

Thomas  D.  Peeney
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

  Enclosures

                              SECRETARY CERTIFICATE

     I, Bruce N. Alpert, Secretary of the Enterprise Mergers and Acquisitions
Fund (the "Fund"), hereby certify that the following resolutions have been adopted first by those members of the Board of Directors of the Fund who are not considered to be "interested persons," as defined in the Investment Company Act of 1940, as amended (the "1940 Act") voting separately, and then by the entire
Board of Directors ("Board Members") voting as a whole, at the meeting of the
Fund duly called and held on March 11, 2008:

          RESOLVED, that it is the determination of the Board Members that the joint fidelity bond covering officers and employees of the Fund in accordance with the requirements of the 1940 Act in the amount of
     $24,450,000 is reasonable in form and amount, after having given consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the Fund and all other relevant factors; and it was

          FURTHER RESOLVED, that the actions of the officers of the Fund be, and each hereby are, ratified and such officers are authorized to make any and all payments and do any and all such further acts, including making the appropriate fidelity bond filings with the Securities and Exchange
     Commission, in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.

     The undersigned has executed this Certificate as Secretary of the Fund on this 2nd day of June, 2008.

                                           /s/ Bruce N. Alpert

                                           ------------------------------------
                                           Bruce N. Alpert
                                           Secretary


POLICYHOLDER NOTICE

Thank  you  for   purchasing   insurance  from  a  member  company  of  American
International  Group,  Inc.  (AIG).  The  AIG  member  companies  generally  pay compensation to brokers and independent  agents,  and may have paid compensation in connection with your policy.  You can review and obtain information about the nature and range of  compensation  paid by AIG member  companies  to brokers and
independent   agents  in  the  United   States  by   visiting   our  website  at
www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.
91222 (7/06)


INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA
(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS
Item 1. Name of Insured

The Gabelli Funds, et al

BOND NUMBER

6214219

Principal Address:

One Corporate Center
401 Theodore Fremd Avenue
Rye NY 10580
(Herein called the Insured)

Item 2. Bond Period from 12:01 am. on 12/07/2007 to 12:01 a.m. on 12/07/2008
The effective date of the  termination or  cancellation  of this bond,  standard time at the Principal Address as to each of the said dates.

Item 3. Limit of Liability
Subject to Section 9, 10 and 12 hereof:

                                                                       Limit of Liability        Deductible Amount

Insuring Agreement A       FIDELITY                                    $24,600,000               $0
Insuring Agreement B       AUDIT EXPENSE                               $25,000                   $5,000
Insuring Agreement C       ON PREMISES                                 $24,600,000               $10,000
Insuring Agreement D       IN TRANSIT                                  $24,600,000               $10,000
Insuring Agreement E       FORGERY OR ALTERATION                       $24,600,000               $10,000
Insuring Agreement F       SECURITIES                                  $24,600,000               $10,000
Insuring Agreement G       COUNTERFEIT CURRENCY                        $24,600,000               $10,000
Insuring Agreement H       STOP PAYMENT                                $25,000                   $5,000
Insuring Agreement I       UNCOLLECTIBLE ITEMS OF DEPOSIT              $25,000                   $5,000

OPTIONAL COVERAGES ADDED BY RIDER:

Insuring Agreement J       COMPUTER SYSTEMS                            $24,600,000               $10,000
Insuring Agreement K       UNAUTHORIZED SIGNATURES                     $25,000                   $5,000
Insuring Agreement L       AUTOMATED PHONE SYSTEMS                     $24,600,000               $10,000
Insuring Agreement M        TELEFACSIMILE                              $24,600,000               $10,000

If Not Covered is inserted  above opposite any specified  insuring  Agreement or
Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

--------------------------------------------------------------------------------
Item 4.   Office or Premises Covered Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
          No Exceptions
--------------------------------------------------------------------------------
Item 5.   The Liability of the Underwriter is subject to the terms of the following riders attached hereto:

          1-8
--------------------------------------------------------------------------------
Item 6.   The Insured by the acceptance of this bond gives notice to the
          Underwriter terminating or cancelling prior bond(s) or policy(ies)
          No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective
--------------------------------------------------------------------------------

By:

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


                         INVESTMENT COMPANY BLANKET BOND

The  Underwriter,  in  consideration  of an agreed  premium,  and subject to the
Declarations  made  a  part  hereof,  the  General  Agreements,  Conditions  and
Limitations and other terms of this bond, agrees with the Insured, in accordance with the  Insuring  Agreements  hereof  to  which  an  amount  of  insurance  is applicable as set forth in Item 3 of the  Declarations  and with respect to loss sustained by the Insured at any time but discovered  during the Bond Period,  to indemnify and hold harmless the Insured for:

                               INSURING AGREEMENTS

(A)  FIDELITY

     Loss resulting from any dishonest or fraudulent  act(s),  including Larceny or  Embezzlement  committed  by an  Employee,  committed  anywhere  and  whether committed  alone  or in  collusion  with  others,  including  loss  of  Property resulting  from such acts of an Employee,  which Property is held by the Insured for any purpose or in any capacity and whether so held  gratuitously  or not and whether or not the Insured is liable therefor.

     Dishonest or  fraudulent  act(s) as used in this Insuring  Agreement  shall mean only  dishonest or  fraudulent  act(s)  committed by such Employee with the manifest intent:

     (a)  to cause the Insured to sustain such loss; and

     (b)  to obtain financial benefit for the Employee,  or for any other person or  organization  intended by the  Employee to receive  such  benefit, other than salaries,  commissions,  fees, bonuses, promotions, awards, profit  sharing,  pensions or other  employee  benefits  earned in the normal course of employment.

(B)  AUDIT EXPENSE

     Expense  incurred  by the  Insured  for that part of the costs of audits or examinations  required by any governmental  regulatory authority to be conducted either  by such  authority  or by an  independent  accountant  by  reason of the discovery of loss  sustained by the Insured  through any dishonest or fraudulent act(s),  including  Larceny or Embezzlement  of any of the Employees.  The total liability  of the  Underwriter  for such  expense  by reason of such acts of any
Employee or in which such Employee is concerned or implicated or with respect to any one audit or  examination  is limited to the amount  stated  opposite  Audit
Expense in Item 3 of the Declarations;  it being understood,  however, that such expense  shall be deemed  to be a loss  sustained  by the  Insured  through  any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability  under this paragraph shall be in addition to the  Limit  of  liability  stated  in  Insuring  Agreement  (A) in Item 3 of the
Declarations.

(C)  ON PREMISES

     Loss of Property (occurring with or without negligence or violence) through
robbery,   burglary,   Larceny,   theft,  holdup,  or  other  fraudulent  means,
misplacement,   mysterious  unexplainable   disappearance,   damage  thereto  or
destruction  thereof,  abstraction  or removal from the  possession,  custody or control of the Insured,  and loss of  subscription,  conversion,  redemption  or deposit  privileges  through the  misplacement  or loss of  Property,  while the
Property  is (or is  supposed  or  believed  by the  Insured  to be)  lodged  or deposited within any offices or premises located  anywhere,  except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company,  for the purpose of transportation.

                              Offices and Equipment

     (1)  Loss of or damage to, furnishings,  fixtures, stationery,  supplies or equipment, within any of the Insured's offices covered under this bond caused by  Larceny or theft in, or by  burglary,  robbery or holdup of such  office,  or  attempt  thereat,  or  by  vandalism  or  malicious mischief; or

     (2)  loss  through  damage to any such office by Larceny or theft in, or by burglary,  robbery or holdup of such office or attempt thereat,  or to the interior of any such office by  vandalism  or  malicious  mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage, always excepting, however, all loss or damage through fire.


(D)  IN TRANSIT

     Loss of Property (occurring with or without negligence or violence) through
robbery,   Larceny,  theft,  holdup,   misplacement,   mysterious  unexplainable
disappearance,  being  lost or  otherwise  made away  with,  damage  thereto  or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges  through the misplacement or loss of Property,  while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle  company,  for the  purpose  of  transportation,  such  transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(E)  FORGERY OR ALTERATION

     Loss  through  FORGERY or  ALTERATION  of, on or in any bills of  exchange, checks, drafts, acceptances, certificates of deposit. promissory notes, or other written promises,  orders or directions to pay sums certain in money, due bills, money  orders,  warrants,  orders  upon  public  treasuries,  letters of credit,
written   instructions,   advices  or  applications  directed  to  the  Insured,
authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property,  which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured,  shareholder or subscriber to shares, whether certificated or uncertificated,  of any Investment Company or by any financial or banking  institution  or  stockbroker  but which  instructions, advices or applications  either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer,  shareholder or subscriber to shares,  whether certificated or uncertificated,  of an Investment
Company,  financial or banking institution or stockbroker,  withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit  for  Property  and  bearing  the name of the  Insured as issuer,  or of another  Investment  Company  for which the  Insured  acts as agent,  excluding, however,  any loss covered under  Insuring  Agreement (F) hereof  whether or not coverage for Insuring  Agreement (F) is provided for in the Declarations of this bond.

     Any check or draft (a) made payable to a  fictitious  payee and endorsed in the name of such  fictitious  payee or (b)  procured in a  transaction  with the maker or drawer  thereof  or with one acting as an agent of such maker or drawer or  anyone  impersonating  another  and  made  or  drawn  payable  to the one so impersonated  and endorsed by anyone other than the one  impersonated,  shall be deemed to be forged as to such endorsement.

     Mechanically  reproduced  facsimile  signatures  are  treated  the  same as handwritten signatures.

(F)  SECURITIES

     Loss  sustained by the  Insured,  including  loss  sustained by reason of a violation  of the  constitution,  by-laws,  rules  or  regulations  of any  Self
Regulatory  Organization  of which the  Insured is a member or which  would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

     (1)  through  the  Insured's  having,  in good  faith and in the  course of business, whether for its own account or for the account of others, in any representative,  fiduciary,  agency or any other capacity,  either gratuitously or otherwise,  purchased or otherwise acquired,  accepted or received,  or sold or delivered,  or given any value,  extended any credit or assumed any liability,  on the faith of, or otherwise  acted upon, any  securities,  documents or other written  instruments  which prove to have been

          (a)  counterfeited, or

          (b)  forged  as  to  the  signature  of  any  maker,  drawer,  issuer,
               endorser,   assignor,   lessee,   transfer  agent  or  registrar,
               acceptor,  surety  or  guarantor  or as to the  signature  of any person signing in any other capacity, or

          (c)  raised or otherwise altered, or lost, or stolen, or

     (2)  through  the  Insured's  having,  in good  faith and in the  course of business,  guaranteed in writing or witnessed any  signatures  whether for valuable consideration or not and whether or not such guaranteeing or  witnessing  is  ultra  vires  the  Insured,  upon  any  transfers,
          assignments,   bills  of  sale,   powers  of   attorney,   guarantees,
          endorsements  or  other  obligations  upon or in  connection  with any securities,  documents or other written  instruments and which pass or purport to pass title to such  securities,


          documents or other written  instruments;  EXCLUDING,  losses caused by
          FORGERY or  ALTERATION  of, on or in those  instruments  covered under
          Insuring Agreement (E) hereof.

          Securities,  documents or other written instruments shall be deemed to
          mean  original   (including  original   counterparts)   negotiable  or
          non-negotiable  agreements  which in and of  themselves  represent  an equitable  interest,  ownership,  or  debt,  including  an  assignment thereof  which  instruments  are in the  ordinary  course of business, transferable  by  delivery  of  such  agreements  with  any  necessary endorsement or assignment.

          The word  "counterfeited"  as used in this Insuring Agreement shall be deemed to mean any  security,  document  or other  written  instrument which is intended to deceive and to be taken for an original.

          Mechanically  produced  facsimile  signatures  are treated the same as handwritten signatures.

(G)  COUNTERFEIT CURRENCY

     Loss  through  the  receipt  by  the  Insured,   in  good  faith,   of  any
counterfeited  money orders or altered  paper  currencies  or coin of the United
States of  America or Canada  issued or  purporting  to have been  issued by the
United  States of America  or Canada or issued  pursuant  to a United  States of
America or Canadian statute for use as currency.

(H)  STOP PAYMENT

     Loss against any and all sums which the Insured  shall become  obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

     For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized
     Representative of such customer,  shareholder or subscriber to stop payment of any  check or  draft  made or drawn  by such  customer,  shareholder  or subscriber or any Authorized  Representative of such customer,  shareholder or subscriber, or

     For having refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured or any  Authorized  Representative of such customer, shareholder or subscriber.

(I)  UNCOLLECTIBLE ITEMS OF DEPOSIT

     Loss  resulting  from payments of dividends or fund shares,  or withdrawals permitted from any customer's,  shareholder's or subscriber's account based upon
Uncollectible Items of Deposit of a customer, shareholder or subscriber credited by the  Insured or the  Insured's  agent to such  customer's,  shareholder's  or subscriber's Mutual Fund Account; or

     loss  resulting  from any Item of Deposit  processed  through an  Automated
Clearing House which is reversed by the customer,  shareholder or subscriber and deemed uncollectible by the Insured.

     Loss  includes  dividends  and  interest  accrued  not to exceed 15% of the
Uncollectible Items which are deposited.

     This  Insuring  Agreement  applies  to  all  Mutual  Funds  with  "exchange privileges"  if all  Fund(s) in the  exchange  program are insured by a National
Union  Fire  Insurance  Company of  Pittsburgh,  PA for  Uncollectible  Items of
Deposit.  Regardless of the number of transactions  between Fund(s), the minimum number of days of deposit  within the Fund(s)  before  withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any Insured Fund(s).

                               GENERAL AGREEMENTS

A.   ADDITIONAL OFFICES OR EMPLOYEES- CONSOLIDATION OR MERGER-NOTICE

     1.   If the  Insured  shall,  while  this bond is in force,  establish  any additional  office  or  offices,  such  office  or  offices  shall  be automatically covered hereunder from the dates of their establishment, respectively.  No notice to the


          Underwriter of an increase  during any premium period in the number of offices or in the number of  Employees  at any of the offices  covered hereunder need be given and no additional premium need be paid for the remainder of such premium period.

     2.   If an Investment Company,  named as Insured herein,  shall, while this bond is in force, merge or consolidate with, or purchase the assets of
          another  institution,   coverage  for  such  acquisition  shall  apply
          automatically  from the date of acquisition.  The Insured shall notify the Underwriter of such  acquisition  within 60 days of said date, and an  additional  premium  shall be  computed  only if such  acquisition involves additional offices or employees.

B.   WARRANTY

     No statement made by or on behalf of the Insured,  whether contained in the application  or otherwise,  shall be deemed to be a warranty of anything  except that it is true to the best of the knowledge and belief of the person making the statement.

C.   COURT COSTS AND ATTORNEYS' FEES  (Applicable to all Insuring  Agreements or
     Coverages now or hereafter forming part of this bond)

     The  Underwriter  will  indemnify  the  Insured  against  court  costs  and reasonable attorneys' fees incurred and paid by the Insured in defense,  whether or not  successful,  whether or not fully litigated on the merits and whether or not  settled of any suit or legal  proceeding  brought  against  the  Insured to enforce the  Insured's  liability  or alleged  liability on account of any loss, claim or damage which, if established  against the Insured,  would  constitute a loss  sustained by the Insured  covered  under the terms of this bond  provided, however,  that with respect to Insuring Agreement (A) this indemnity shall apply only in the event that

     (1)  an Employee  admits to being  guilty of any  dishonest  or  fraudulent act(s),  including  Larceny or  Embezzlement;  or

     (2)  an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

     (3)  in the absence of (1) or (2) above an arbitration panel agrees,  after a review of an agreed  statement of facts,  that an Employee  would be found guilty of dishonesty if such Employee were prosecuted.

     The Insured shall promptly give notice to the  Underwriter of any such suit or legal proceeding and at the request of the Underwriter  shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's  election the Insured shall permit the  Underwriter to conduct the defense of such suit or legal proceeding,  in the Insured's name, through attorneys of the Underwriter's selection.  In such event, the Insured shall give all reasonable information and assistance  which the Underwriter  shall deem necessary to the proper defense of such suit or legal proceeding.

     If the amount of the  Insured's  liability or alleged  liability is greater than the  amount  recoverable  under  this bond,  or if a  Deductible  Amount is applicable,  or both,  the  liability  of the  Underwriter  under  this  General
Agreement  is limited  to the  proportion  of court  costs and  attorneys'  fees incurred  and  paid  by  the  Insured  or by the  Underwriter  that  the  amount recoverable  under this bond bears to the total of such  amount  plus the amount which is not so recoverable. Such indemnity shall be in addition to the Limit of
Liability for the applicable Insuring Agreement or Coverage.

D.   FORMER EMPLOYEE

     Acts of an Employee,  as defined in this bond,  are covered under  Insuring
Agreement  (A) only while the Employee is in the Insured's  employ.  Should loss involving  a former  Employee  of the Insured be  discovered  subsequent  to the termination of employment,  coverage would still apply under Insuring  Agreement
(A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.

                      THE FOREGOING INSURING AGREEMENTS AND
                        GENERAL AGREEMENTS ARE SUBJECT TO
                            THE FOLLOWING CONDITIONS
                                AND LIMITATIONS:


SECTION 1. DEFINITIONS

     The  following  terms,  as used in this  bond,  shall  have the  respective meanings stated in this Section:

     (a)  "Employee" means:

          (1)  any of the Insured's officers, partners, or employees, and

          (2)  any of the  officers  or  employees  of  any  predecessor  of the
               Insured  whose  principal  assets are  acquired by the Insured by consolidation  or merger  with,  or purchase of assets or capital stock of such predecessor. and

          (3)  attorneys  retained by the Insured to perform legal  services for the  Insured  and the  employees  of such  attorneys  while  such attorneys or the employees of such attorneys are performing  such services for the Insured, and

          (4)  guest  students  pursuing  their  studies or duties in any of the
               Insured's offices, and

          (5)  directors or trustees of the  Insured,  the  investment  advisor,
               underwriter   (distributor),   transfer   agent,  or  shareholder
               accounting record keeper, or administrator  authorized by written agreement to keep financial  and/or other required  records,  but only while  performing  acts coming within the scope of the usual duties of an officer or employee  or while  acting as a member of any  committee  duly  elected or appointed to examine or audit or have custody of or access to the Property of the Insured, and

          (6)  any  individual  or  individuals  assigned  to perform  the usual duties of an  employee  within the  premises of the  Insured,  by contract,  or by any agency furnishing  temporary  personnel on a contingent or part-time basis, and

          (7)  each natural  person,  partnership or  corporation  authorized by written  agreement  with  the  Insured  to  perform  services  as electronic data processor of checks or other  accounting  records of the Insured,  but  excluding  any such  processor  who acts as transfer agent or in any other agency capacity in issuing checks, drafts or  securities  for the  Insured,  unless  included  under
               Sub-section (9) hereof, and

          (8)  those persons so designated  in Section 15,  Central  Handling of
               Securities, and

          (9)  any officer, partner or Employee of

               a)   an investment advisor,

               b)   an underwriter (distributor),

               c)   a transfer agent or shareholder accounting record-keeper, or

               d)   an  administrator  authorized  by written  agreement to keep financial and/or other required records,

               for an Investment  Company named as Insured while performing acts coming  within  the scope of the usual  duties of an  officer  or
               Employee of any Investment  Company named as Insured  herein,  or while  acting  as a  member  of any  committee  duly  elected  or appointed to examine or audit or have custody of or access to the
               Property  of any such  Investment  Company,  provided  that  only
               Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator  which is an affiliated  person as defined in the  Investment  Company Act of 1940, of an Investment
               Company  named  as  Insured  or is an  affiliated  person  of the adviser, underwriter or administrator of such Investment Company, and which is not a bank,  shall be included within the definition of Employee.


               Each  employer of temporary  personnel or processors as set forth in  Sub-Sections  (6) and of  Section  1(a) and  their  partners, officers and  employees  shall  collectively  be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.

          Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

     (b)  "Property"  means money (i.e..  currency,  coin,  bank notes,  Federal
          Reserve  notes),  postage and revenue  stamps,  U.S.  Savings  Stamps, bullion,  precious  metals of all  kinds and in any form and  articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and  semi-precious  stones,  bonds,  securities,  evidences  of debts, debentures,  scrip, certificates,  interim receipts, warrants, rights, puts, calls, straddles,  spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse  receipts,  bills of lading,  conditional  sales  contracts, abstracts of title,  insurance policies,  deeds,  mortgages under real estate and/or chattels and upon interests therein,  and assignments of such policies,  mortgages and instruments,  and other valuable papers, including  books of account and other  records  used by the Insured in the conduct of its business,  and all other instruments  similar to or in the nature of the foregoing including Electronic Representations of such  instruments  enumerated above (but excluding all data processing records)  in which the Insured has an interest or in which the Insured
          acquired  or  should  have   acquired  an  interest  by  reason  of  a
          predecessor's   declared  financial  condition  at  the  time  of  the
          Insured's  consolidation  or merger with, or purchase of the principal assets of, such  predecessor  or which are held by the Insured for any purpose or in any  capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

     (c)  "Forgery"  means the  signing  of the name of another  with  intent to deceive;  it does not  include  the  signing of one's own name with or without authority, in any capacity, for any purpose.

     (d)  "Larceny and  Embezzlement"  as it applies to any named  Insured means those acts as set forth in Section 37 of the Investment Company Act of
          1940.

     (e)  "Items of Deposit"  means any one or more checks and drafts.  Items of
          Deposit  shall  not  be  deemed   uncollectible  until  the  Insured's
          collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

     (a)  loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when covered by Insuring Agreement
          (A), (E), (F) or (G).

     (b)  loss due to riot or civil  commotion  outside  the  United  States  of
          America and Canada;  or loss due to military,  naval or usurped power, war  or  insurrection  unless  such  loss  occurs  in  transit  in the circumstances recited in Insuring Agreement (D), and unless, when such transit was  initiated,  there was no  knowledge  of such riot,  civil commotion,  military,  naval or usurped power,  war or insurrection on the part of any person  acting  for the  Insured  in  initiating  such transit.


     (c)  loss,  in time of peace or war,  directly or  indirectly  caused by or
          resulting   from  the   effects  of  nuclear   fission  or  fusion  or
          radioactivity;  provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

     (d)  loss  resulting  from any  wrongful act or acts of any person who is a member of the Board of  Directors  of the  Insured  or a member of any equivalent body by whatsoever name known unless such person is also an
          Employee  or an  elected  official,  partial  owner or  partner of the
          Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

     (e)  loss resulting from the complete or partial non-payment of, or default upon,  any loan or  transaction  in the nature of, or amounting  to, a loan made by or  obtained  from the  Insured  or any of its  partners, directors or Employees, whether authorized or unauthorized and whether procured  in good faith or  through  trick,  artifice,  fraud or false pretenses.  unless such loss is covered under Insuring  Agreement (A),
          (E) or (F).

     (f)  loss resulting from any violation by the Insured or by any Employee

          (1)  of  law  regulating  (a)  the  issuance,   purchase  or  sale  of
               securities,  (b) securities  transactions upon Security Exchanges or over the counter  market,  (c)  Investment  Companies,  or (d)
               Investment Advisors, or

          (2)  of any rule or regulation  made pursuant to any such law,  unless such loss,  in the  absence of such laws,  rules or  regulations, would be covered under Insuring Agreements (A) or (E).

     (g)  loss of Property or loss of  privileges  through the  misplacement  or loss of Property as set forth in Insuring  Agreement  (C) or (D) while the Property is in the custody of any armored motor  vehicle  company, unless  such  loss  shall be in  excess  of the  amount  recovered  or received by the Insured  under (a) the  Insured's  contract  with said armored motor vehicle company,  (b) insurance  carried by said armored motor vehicle company for the benefit of users of its service, and (c)
          all other  insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle company's service, and then this bond shall cover only such excess.

     (h)  potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this bond, except as included under Insuring Agreement (I).

     (i)  all  damages  of any type for which the  Insured  is  legally  liable, except direct  compensatory  damages arising from a loss covered under this bond.

     (j)  loss  through the  surrender  of  Property  away from an office of the
          Insured as a result of a threat

          (1)  to do bodily  harm to any  person,  except  loss of  Property  in transit in the custody of any person acting as messenger provided that when such  transit was  initiated  there was no knowledge by the Insured of any such threat, or

          (2)  to do damage to the premises or Property of the  Insured,  except when covered under Insuring Agreement (A).

     (k)  all  costs,  fees  and  other  expenses  incurred  by the  Insured  in establishing  the  existence of or amount of loss  covered  under this bond unless such  indemnity is provided for under  Insuring  Agreement
          (B).

     (l)  loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares involving funds erroneously  credited to such account,  unless such payments are made to or withdrawn by such depositor or


          representative  of such  person,  who is within  the  premises  of the drawee  bank of the Insured or within the office of the Insured at the time of such payment or  withdrawal  or unless such payment is covered under Insuring Agreement (A).

     (m)  any loss resulting from Uncollectible Items of Deposit which are drawn from a financial  institution  outside the fifty  states of the United
          States  of  America,   District  of  Columbia,   and  territories  and
          possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

     This bond does not afford  coverage in favor of any  Employers of temporary personnel or of processors as set forth in  sub-sections  (6) and (7) of Section
1(a) of this  bond,  as  aforesaid,  and  upon  payment  to the  Insured  by the
Underwriter  on account  of any loss  through  dishonest  or  fraudulent  act(s)
including Larceny or Embezzlement committed by any of the partners,  officers or employees of such  Employers,  whether acting alone or in collusion with others, an  assignment  of such of the  Insured's  rights and causes of action as it may have against such  Employers by reason of such acts so committed  shall,  to the extent of such  payment,  be given by the  Insured to the  Underwriter,  and the
Insured  shall  execute all papers  necessary to secure to the  Underwriter  the rights herein provided for.

SECTION 4. LOSS -NOTICE -PROOF- LEGAL PROCEEDINGS

     This  bond is for the use and  benefit  only of the  Insured  named  in the
Declarations  and  the  Underwriter  shall  not be  liable  hereunder  for  loss sustained  by anyone  other than the  Insured  unless the  Insured,  in its sole discretion and at its option,  shall include such loss in the Insured's proof of loss. At the earliest  practicable  moment after discovery of any loss hereunder the Insured shall give the  Underwriter  written  notice  thereof and shall also within six months after such discovery  furnish to the  Underwriter  affirmative proof of loss with full  particulars.  If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is  identified  in such proof of loss by a  certificate  or bond number or,  where such  securities  or shares are  uncertificated,  by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty  days after  notice and proof of loss  within  which to  investigate  the claim,  but  where the loss is clear and  undisputed,  settlement  shall be made within forty-eight hours; and this shall apply  notwithstanding the loss is made up wholly or in part of securities of which  duplicates  may be obtained.  Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the  Underwriter nor after the expiration of twenty-four  months from the discovery of such loss, except  that any action or  proceeding  to recover  hereunder  on account of any judgment against the Insured in any suit mentioned in General  Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation  embodied in this bond is prohibited by any law  controlling  the construction  hereof,  such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

     Discovery occurs when the Insured

     (a)  becomes aware of facts, or

     (b)  receives  written  notice of an actual or  potential  claim by a third party  which  alleges  that the Insured is liable  under  circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred  even though the exact amount or details of loss may not be then known.


SECTION 5. VALUATION OF PROPERTY

     The value of any  Property,  except books of accounts or other records used by the  Insured in the  conduct of its  business,  for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such
Property  on the  business  day  next  preceding  the  discovery  of such  loss;
provided,  however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement;  and further  provided  that in case of a loss or  misplacement  of interim  certificates,  warrants,  rights, or other  securities,  the production which is necessary to the exercise of  subscription,  conversion,  redemption or deposit  privileges,  the  value  thereof  shall  be the  market  value  of such privileges  immediately  preceding  the  expiration  thereof  if  said  loss  or misplacement is not discovered until after their expiration.  If no market price is quoted for such Property or for such privileges,  the value shall be fixed by agreement between the parties or by arbitration.

     In case of any loss or damage to Property  consisting  of books of accounts or other  records  used by the  Insured  in the  conduct  of its  business,  the
Underwriter  shall be liable  under this bond only if such books or records  are actually  reproduced  and then for not more than the cost of blank books,  blank pages or other materials plus the cost of labor for the actual  transcription or copying  of data  which  shall have been  furnished  by the  Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

     In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationery, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its  election,  pay such actual cash value or make such  replacement  or repair.  If the Underwriter and the Insured cannot agree upon such cash value or such cost of replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

     If the Insured shall sustain a loss of securities  the total value of which is in excess of the limit stated in Item 3 of the Declarations of this bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities  having value equal to the limit stated in Item 3 of the Declarations of this bond.

     If the  Underwriter  shall  make  payment  to the  Insured  for any loss of securities,  the Insured shall  thereupon  assign to the  Underwriter all of the
Insured's rights, title and interests in and to said securities.

     With respect to securities  the value of which do not exceed the Deductible
Amount (at the time of the discovery of the loss) and for which the  Underwriter may at its sole  discretion and option and at the request of the Insured issue a
Lost Instrument Bond or Bonds to effect  replacement  thereof,  the Insured will pay the usual  premium  charged  therefor  and will  indemnify  the  Underwriter against all loss or expense  that the  Underwriter  may  sustain  because of the issuance of such Lost Instrument Bond or Bonds.

     With respect to securities the value of which exceeds the Deductible Amount
(at the time of discovery of the loss) and for which the  Underwriter  may issue or  arrange  for the  issuance  of a Lost  Instrument  Bond or Bonds  to  effect replacement  thereof,  the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage  that the Deductible  Amount bears to the value of the securities upon


discovery of the loss,  and that it will indemnify the issuer of said Lost
Instrument  Bond or Bonds  against all loss and expense that is not  recoverable from the Underwriter  under the terms and conditions of this INVESTMENT  COMPANY
BLANKET BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

     In case of recovery, whether made by the Insured or by the Underwriter,  on account  of any loss in  excess  of the Limit of  Liability  hereunder  plus the
Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the
Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion  of such  loss,  and the  remainder,  if any,  shall  be paid  first  in reimbursement  of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss  within the  Deductible  Amount.  The  Insured  shall execute all necessary  papers to secure to the  Underwriter  the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

     At all times prior to termination  hereof this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond  notwithstanding  any previous loss for which the Underwriter may have paid or be liable to pay hereunder;  PROVIDED,  however,  that regardless of the number of years this bond  shall  continue  in force and the number of  premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from

     (a)  any one act of burglary,  robbery or holdup,  or attempt  thereat,  in which no Partner or  Employee  is  concerned  or  implicated  shall be deemed to be one loss, or

     (b)  any one  unintentional  or negligent act on the part of any one person resulting in damage to or  destruction  or  misplacement  of Property, shall be deemed to be one loss, or

     (c)  all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

     (d)  all wrongful acts,  other than those specified in (a) above, of one or
          more  persons  (which   dishonest  act(s)  or  act(s)  of  Larceny  or
          Embezzlement  include,  but are not  limited  to,  the  failure  of an
          Employee to report such acts of others)  whose  dishonest  act or acts intentionally or unintentionally,  knowingly or unknowingly,  directly or indirectly, aid or aids in any way, or permits the continuation of, the  dishonest  act or acts of any other  person or  persons  shall be deemed to be one loss with the act or acts of the persons aided, or

     (e)  any one casualty or event other than those  specified in (a), (b), (c)
          or (d) preceding, shall be deemed to be one loss, and

shall be limited to the  applicable  Limit of Liability  stated in Item 3 of the
Declarations  of this  bond  irrespective  of the  total  amount of such loss or losses and shall not be  cumulative  in amounts from year to year or from period to period.

     Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.


SECTION 10. LIMIT OF LIABILITY

     With respect to any loss set forth in the  PROVIDED  clause of Section 9 of this bond which is  recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and  terminated or cancelled or allowed to expire and in which the  period  for  discovery  has not  expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

     If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and  enforceable  insurance or suretyship,  the  Underwriter  shall be liable  hereunder  only for such  amount of such loss  which is in excess of the amount of such other insurance or suretyship, not exceeding,  however, the Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

     The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified,  respectively,  in sub-sections  (a),
(b),  (c),  (d) and (e) of Section 9,  NON-REDUCTION  AND NON-  ACCUMULATION  OF
LIABILITY AND TOTAL  LIABILITY,  unless the amount of such loss, after deducting the net amount of all  reimbursement  and/or  recovery  obtained  or made by the
Insured,  other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the  Underwriter on account  thereof prior to payment by the Underwriter of such loss,  shall exceed the Deductible  Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount)
and then for such  excess  only,  but in no event for more  than the  applicable
Limit of Liability stated in Item 3 of the Declarations.

     The Insured will bear, in addition to the  Deductible  Amount,  premiums on
Lost Instrument Bonds as set forth in Section 7.

     There  shall  be no  deductible  applicable  to  any  loss  under  Insuring
Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

     The  Underwriter  may  terminate  this bond as an  entirety  by  furnishing written notice  specifying the termination date which cannot be prior to 60 days after the receipt of such written  notice by each  Investment  Company  named as
Insured and the Securities and Exchange Commission, Washington, D.C. The Insured
may  terminate  this bond as an entirety  by  furnishing  written  notice to the
Underwriter.  When the Insured cancels, the Insured shall furnish written notice to the Securities  and Exchange  Commission,  Washington.  D.C. prior to 60 days before the effective date of the termination.  The Underwriter  shall notify all other  Investment  Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies.  Premiums are earned until the termination date as set forth herein.

     This Bond will terminate as to any one Insured immediately upon taking over of such  Insured  by a  receiver  or other  liquidator  or by  State or  Federal officials,  or  immediately  upon the  filing of a  petition  under any State or
Federal  statute  relative to bankruptcy or  reorganization  of the Insured,  or assignment for the benefit of creditors of the Insured. or immediately upon such


Insured  ceasing to exist,  whether  through merger into another  entity,  or by disposition of all of its assets.

       The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation  tables if terminated by the Insured or pro rata if terminated for any other reason.

     This Bond shall terminate

     (a)  as to any  Employee  as soon as any  partner,  officer or  supervisory
          Employee of the Insured,  who is not in collusion  with such Employee, shall learn of any dishonest or fraudulent  act(s),  including Larceny or Embezzlement on the part of such Employee without  prejudice to the loss of any Property  then in transit in the custody of such  Employee
          (See Section 16[d]), or

     (b)  as to any  Employee 60 days after  receipt by each  Insured and by the
          Securities  and  Exchange  Commission  of a  written  notice  from the
          Underwriter  of its desire to terminate this bond as to such Employee,
          or

     (c)  as to any  person,  who  is a  partner,  officer  or  employee  of any
          Electronic Data Processor  covered under this bond, from and after the time  that the  Insured  or any  partner  or  officer  thereof  not in collusion with such person shall have  knowledge or  information  that
          such  person  has  committed  any  dishonest  or  fraudulent   act(s),
          including  Larceny or  Embezzlement  in the  service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

     At any time prior to the  termination  or  cancellation  of this bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the
Underwriter  notice that it desires under this bond an  additional  period of 12 months  within  which to discover  loss  sustained  by the Insured  prior to the effective date of such  termination or cancellation  and shall pay an additional premium therefor.

     Upon receipt of such notice from the Insured,  the  Underwriter  shall give its written consent thereto;  provided,  however, that such additional period of time shall terminate immediately;

     (a)  on the effective date of any other insurance  obtained by the Insured, its successor in business or any other party, replacing in whole or in part the  insurance  afforded by this bond,  whether or not such other insurance  provides coverage for loss sustained prior to its effective date, or

     (b)  upon  takeover  of the  Insured's  business  by any  State or  Federal official  or  agency,  or by any  receiver  or  liquidator,  acting or appointed for this purpose

without the necessity of the Underwriter  giving notice of such termination.  In the event that such additional period of time is terminated,  as provided above, the Underwriter shall refund any unearned premium.

     The right to purchase such additional  period for the discovery of loss may not be exercised by any State or Federal official or agency,  or by any receiver or liquidator,  acting or appointed to take over the Insured's  business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

       Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust
Company,   Pacific  Securities   Depository  Trust  Company,   and  Philadelphia
Depository Trust Company, hereinafter


called  Corporations,  to  the  extent  of the  Insured's  interest  therein  as effective by the making of appropriate  entries on the books and records of such
Corporations shall be deemed to be Property.

     The  words  "Employee"  and  "Employees"  shall be deemed  to  include  the officers,  partners,  clerks and other employees of the New York Stock Exchange,
Boston Stock  Exchange,  Midwest  Stock  Exchange,  Pacific Stock Ex- change and
Philadelphia  Stock Exchange,  hereinafter  called  Exchanges,  and of the above named Corporations,  and of any nominee in whose name is registered any security included within the systems for the central  handling of securities  established and maintained by such Corporations,  and any employee of any recognized service company, while such officers, partners, clerks and other employees and employees of service  companies perform services for such Corporations in the operation of such  systems.  For the purpose of the above  definition  a  recognized  service company  shall  be any  company  providing  clerks  or other  personnel  to said
Exchanges or Corporation on a contract basis.

     The  Underwriter  shall  not  be  liable  on  account  of any  loss(es)  in
connection  with  the  central   handling  of  securities   within  the  systems
established and maintained by such  Corporations,  unless such loss(es) shall be in excess of the amount(s)  recoverable or recovered under any bond or policy of insurance  indemnifying such Corporations,  against such loss(es),  and then the
Underwriter  shall be  liable  hereunder  only for the  Insured's  share of such excess loss(es), but in no event for more than the Limit of Liability applicable hereunder.

     For the purpose of determining  the Insured's  share of excess  loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equivalent to the interest the Insured then has in all certificates representing the same security included within such
systems  and  that  such   Corporations   shall  use  their  best  judgement  in
apportioning the amount(s)  recoverable or recovered under any bond or policy of insurance  indemnifying  such  Corporations  against such loss(es) in connection with the central  handling of  securities  within such  systems  among all those having an interest as recorded by  appropriate  entries in the books and records of such  Corporations  in Property  involved in such  loss(es) on the basis that each such interest  shall share in the amount(s) so  recoverable or recovered in the ratio that the value of each such  interest  bears to the total value of all such interests and that the Insured's share of such excess loss(es) shall be the amount of the Insured's  interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

     This  bond  does not  afford  coverage  in favor  of such  Corporations  or
Exchanges  or any  nominee in whose name is  registered  any  security  included within the systems  for the  central  handling  of  securities  established  and maintained  by  such  Corporations,  and  upon  payment  to the  Insured  by the
Underwriter on account of any loss(es) within the systems, an assignment of such of the  Insured's  rights  and  causes  of action  as it may have  against  such
Corporations or Exchanges  shall to the extent of such payment,  be given by the
Insured to the  Underwriter,  and the Insured shall execute all papers necessary to secure to the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

     If more than one corporation,  co-partnership  or person or any combination of them be included as the Insured herein:

     (a)  the total  liability of the  Underwriter  hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter  would be liable  hereunder if all such loss were sustained by any one of them,

     (b)  the one first named herein shall be deemed  authorized to make, adjust and receive and enforce  payment of all claims  hereunder and shall be deemed to be the agent of


          the others for such  purposes  and for the giving or  receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment  Company with a copy of the bond and with any  amendment  thereto,  together  with a copy of each formal filing of the  settlement of each such claim prior to the execution of such settlement,

     (c)  the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

     (d)  knowledge  possessed  or  discovery  made by any  partner,  officer or supervisory  Employee of any Insured shall for the purposes of Section
          4 and Section 13 of this bond constitute knowledge or discovery by all the Insured, and

     (e)  if the first named  Insured  ceases for any reason to be covered under this bond, then the Insured next named shall  thereafter be considered as the first named Insured for the purposes of this bond.

SECTION 17. NOTICE AND CHANGE OF CONTROL

     Upon the  Insured's  obtaining  knowledge of a transfer of its  outstanding voting  securities which results in a change in control (as set forth in Section
2(a) (9) of the  Investment  Company  Act of 1940) of the  Insured,  the Insured
shall  within  thirty (30) days of such  knowledge  give  written  notice to the
Underwriter setting forth:

     (a)  the  names of the  transferors  and  transferees  (or the names of the beneficial  owners if the voting  securities  are requested in another name), and

     (b)  the total number of voting securities owned by the transferors and the transferees (or the beneficial  owners),  both immediately  before and after the transfer, and

     (c)  the total number of outstanding voting securities.

     As used in this section,  control means the power to exercise a controlling influence over the management or policies of the Insured.

     Failure to give the required notice shall result in termination of coverage of this bond,  effective  upon the date of stock  transfer for any loss in which any transferee is concerned or implicated.

     Such notice is not required to be given in the case of an Insured  which is an Investment Company.

SECTION 18. CHANGE OR MODIFICATION

       This bond or any instrument amending or effecting same may not be changed or modified  orally.  No changes in or  modification  thereof shall be effective unless  made by  written  endorsement  issued  to form a part  hereof  over  the signature of the  Underwriter's  Authorized  Representative.  When a bond covers only one  Investment  Company no change or  modification  which would  adversely affect the rights of the Investment  Company shall be effective prior to 60 days after written  notification  has been  furnished to the  Securities and Exchange
Commission,  Washington, D.C. by the Insured or by the Underwriter. If more than one Investment  Company is named as the Insured herein,  the  Underwriter  shall give  written  notice  to each  Investment  Company  and to the  Securities  and
Exchange  Commission,  Washington,  D.C.  not  less  than 60 days  prior  to the effective date of any change or modification  which would  adversely  affect the rights of such Investment Company.

IN WITNESS  WHEREOF,  the Underwriter has caused this bond to be executed on the
Declarations Page.


NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

RIDER NO. 1

To be attached to and form part of Bond No. 6214219

in favor of THE GABEII FUNDS, ET AL)

effective as of 12/07/2007

In consideration of the premium charged for the attached bond, it is hereby agreed that;

1. From and  after the time this  rider  Insured  under the  attached  bond are:

GABELLI FUNDS, LLC
THE GABELLI ABC FUND
THE GABELLI ASSET FUND
THE GABELLI BLUE CHIP VALUE FUND
THE GABELLI CAPITAL ASSET FUND
GABELLI ADVISERS, INC.
COMSTOCK STRATEGY FUND
COMSTOCK CAPITAL VALUE FUND
THE GABELLI SMALL CAP GROWTH FUND
THE GABELLI EQUITY INCOME FUND
THE GABELLI WOODLAND SMALL CAP VALUE FUND
THE GAMCO GLOBAL TELECOMMUNICATIONS FUND
THE GAMCO GLOBAL CONVERTIBLE SECURITIES FUND
THE GAMCO GLOBAL GROWTH FUND
THE GAMCO GLOBAL OPPORTUNITY FUND
GAMCO GOLD FUND INC
THE GAMCO GROWTH FUND
GAMCO INTERNATIONAL GROWTH FUND INC
THE GAMCO MATHERS FUND
THE GABELLI HEALTHCARE & WELLNESS RX TRUST
THE GABELLI SRI FUND, INC.
THE GABELLI GLOBAL DEAL FUND
THE GABELLI UTILITY TRUST
THE GABELLI U.S. TREASURY MONEY MARKET FUND
THE GABELLI UTILITIES FUND
THE GABELLI VALUE FUND INC
GAMCO THE WESTWOOD EQUITY FUND
GAMCO WESTWOOD INTERMEDIATE BOND FUND
GAMCO WESTWOOD BALANCED FUND
GAMCO WESTWOOD SMALL CAP EQUITY FUND
GAMCO WESTWOOD INCOME FUND
GAMCO WESTWOOD MIGHTY MITES FUND
THE GABELLI CONVERTIBLE & INCOME SECURITIES FUND, INC.
THE GABELLI DIVIDEND & INCOME TRUST
THE GABELLI EQUITY TRUST INC
THE GABELLI GOLD, NATURAL RESOURCES & INCOME TRUST
THE GABELLI GLOBAL MULTIMEDIA TRUST INC.
THE GABELLI GLOBAL UTILITY & INCOME TRUST

2. The first named Insured shall act for itself and for each and all of the
Insured for all the purposes of the attached bond.

3. Knowledge possessed or discovery made by the Corporate Risk Management
Department, internal Audit Department, or General Counsel Department, of any
Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured.
Payment by the Underwriter to the first named Insured of loss sustained by any
Insured shall fully release the Underwriter on account of such loss.

6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

SR 5538

7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8, This rider shall become effective as 12:01 a.m. on 12/07/2007 Signed, Sealed and dated

By;

  /s/ Steven E. Listor
--------------------------------
Authorized Representative
SR 5538


NATIONAL UNION FIRE INSURANCE COMPANIY  OF PITTSBURGH, PA
Rider No. 2
AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No.6214219 in favor of Gabelli Funds, LLC et al.

It is agreed that

1. The attached bond is hereby amended by deleting Section 13., TERMINATION. in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may
terminate this bond as an entirety by furnishing written notice to the
Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the
Insured or pro rata terminated for any other reason.

This bond shall terminate

     a.   as to any Employee as soon as the Corporate Risk Management
          Department, Internal Audit Department or General Counsel, not in
          collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to
          the Insured Investment Company, or

     b.   as to any Employee 90 days after receipt by each Insured and by the
          Securities and Exchange Commission of a written notice from the
          Underwriter of its desire to terminate this bond as to such Employee,
          or

     c.  as to  any  person,  who  is a  partner,  officer  or  employee  of any
         Electronic  Data Processor  covered under this bond, from and after the time  that  the  Insured  or any  partner  or  officer  thereof  not in collusion  with such person shall have  knowledge or  information  that such person has committed any dishonest or fraudulent act(s), including
         Larceny or  Embezzlement  in the service of the  Insured or  otherwise, whether  such act be  committed  before  or after the time this bond is effective  and upon the  expiration  of ninety (90) days after  written notice has been given by the Underwriter to the Securities and Exchange
         Commission, Washington DC and to the insured Investment Company.


     d.  The  automatic  termination  is waived  with  respect  to any  Employee provided the  fraud/dishonesty  did not exceed $10,000;  the Employee's
         department   recommends   retention   of   the   Employee;    and   the
         fraud/dishonesty  occurred  more  than  three  (3)  years  prior to the
         Insured's  knowledge  and did not occur during the current or any prior employment of the Employee by the Insured.

     2.   Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

     3.   This rider is effective as of l201 a.m. on 12/07/07.

          By:

            /s/ Steven E. Listor
          --------------------------------
          Authorized Representative


NTIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA
RIDER NO. 3
INSURING AGREEMENT J

To be attached to and form part of Bond NO.6214219 in favor of THE GABEILI
FUNDS, ETAL] It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTENS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data or programs within a Computer System; provided the fraudulent entry or change causes

(a) Property to be transferred, paid or delivered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited: Cc) an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone; and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b) were electronically recorded by the Insured or its agent (S)

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this
Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and application software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and Ce)
related Electronic Funds Transfer Systems, by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads `p.. .at any time but discovered during the Bond Period."


(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
LIABILITY

(c) Section 10--LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the
Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be
TWENTY FOUR MILLION SIX HUNDRED THOUSAND DOLLARS ($24,600,000 ), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of TEN THOUSAND DOLLARS ($10,000 ), (herein called the
Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring
Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b) immediately upon receipt by the Underwriter of a written request from the
Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this
Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate
Electronic and Computer Crime Policy by whatever title assigned or by whatever
Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. This rider shall become effective at 12:01 a.m. Standard time on 12/07/2007

By:

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


National UNION FIRE INSURANCE COANY OF PITTSBURGH, PA
RIDER NO.4
INSURING AGREENENT K

To the attached to and form a part of Investment Company Blanket Bond No.
6214219 in favor of THE GABELLI FUNDS, ETAL.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows;

UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4) The Limit of Liability for the coverage provided by this rider shall be
TWENTY FIVE THOUSAND DOLLARS ($25,000 it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated
in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of FIVE THOUSAND DOLLARS ($5,000 ) (herein called Deductible
Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:01 a.m. standard time on 07-DEC-2007 as specified in the bond.

By;

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA
RIDER NO. 5
INSURING AGREEMENT L

To be attached to and form part of Bond No,  6214219
Issued to THE GABELLI FUND, ETAL)

It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEM

I. Loss caused by an Automated Phone System ("APS") Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the bond Period all APS
Designated Procedures with respect to APS Transactions. The Unintentional isolated failure of such entity to maintain and follow a particular APS
Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

1. DEFINITIONS. The following terms used in this Insuring Agreement shall have the following meanings:

a. "APS Transaction" means any APS Redemption, APS Exchange or APS Election.

b. "APS Redemption" means any redemption of shares issued by an Investment
Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

c. APS Election" means any election concerning dividend options available to
Fund Shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

d. "APS Exchange" means any exchange of shares in a registered account of one
Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

e. "APS Designated Procedures" means all of the following procedures:

(1) ELECTION IN APPLICATION: No AFS Redemption shall be executed unless the shareholder to whose account such an APS Redemption relates has previously elected by Official Designation to permit such APS Redemption.

(2) All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information transmitted by an individual caller through use of a telephone keypad in the course of such a request, and the records shall be retained for at least six months.

(a) Information contained in the records shall be capable of being retrieved through the following methods: audio tape and or transactions stored on computer disks

(b) Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85 percent.

(3) IDENTITY TEST: The identity of the caller in any request for an APS
Transaction shall be tested before execution of that APS Transaction by requiring the entry by the caller of a confidential personal identification number ("PIN")

(a) Limited Attempts to Enter PIN: If the caller fails to enter a correct PIN within three attempts, the caller must not be allowed additional attempts during the same (telephone call/twenty-four hour day) to enter the PIN

(4) WRITTEN CONFIRMATION: A written confirmation of any APS Transaction shall be mailed to the shareholder(s) to whose account such APS Transaction relates, at the original record address, by the end of the Insured's next regular processing cycle, but in no event later than five business days following such APS
Transaction.

(5) ACCESS TO APS EQUIPMENT: Access to the equipment which permits the entity receiving the APS Transaction request to process and effect the transaction shall be limited in the following manner:

2. EXCLUSIONS. It is further understood and agreed that this extension shall not cover:

a. Any loss covered under Insuring Agreement A. "Fidelity", of this Bond;

b. Any loss resulting from:

(1) The redemption of shares, where the proceeds of such redemption are made payable to other than

(i) the shareholder of record, or

(ii) a person officially Designated to receive redemption proceeds, or


(iii) a bank account officially Designated to receive redemption proceeds, or

(2) The redemption of shares, where the proceeds of such redemption are paid by check mailed to any address, unless such address has either been

(I) designated by voice over the telephone or in writing without a signature guarantee, in either case at least thirty (30) days prior to such redemption, or

(ii) officially Designated, or

(iii) verified by any other procedures which may be stated below in this Rider,
or

(3) The redemption of shares, where the proceeds of such redemption are paid by wire transfer to other than the shareholder's officially Designated bank account, or

(4) the Intentional failure to adhere to one or more APS Designated Procedures.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions or provisions of the attached bond other than above stated.

3. This rider shall become effective as of 12:01 a.m. on 12/07/2007 standard time as specified in the bond.

By:

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA
RIDER NO.6
INSURING AGREEMENT H

TELEFACSIMILE TRANSACTIONS

To be attached to and form part of Investment Company Blanket Bond No. 6214219 issued to THE GABELLI FUNDS , ETAL It is agreed that:

1. The attached bond is amended by adding an additional Insuring Agreement as follows:

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instruction were transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.
"Telefacsimile" means a system of transmitting written documents by electronic signals over telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent by Telex, TWC, or electronic mail, or Automated Clearing House.

2. The limit of Liability for the coverage provided by this rider shall be
TWENTY FOUR MILLION SIX HUNDRED THOUSAND DOLLARS ($24,600,000 it being understood, however, that such liability shall be part of and not in addition to the limit of liability stated in Item 3 of the Declaration of the attached bond.

3. The Underwriter shall be liable hereunder for the amount by which a Single
Loss exceeds the Deductible Amount of TEN THOUSAND DOLLARS ($10,000 ), but not
in excess of the Limit of Liability stated above.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.

5. This rider is effective as of 12:01 a.m. on 07-DEC-2007 standard time as specified in the attached bond.

By:

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
Rider No. 7

This rider, effective December 7, 2007 forms a part of bond number 6214219 The
Gabelli Funds, et al.

1. It is agreed that Insuring Agreement (A) FIDELITY is deleted and replaced by the following:

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or
Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the intent:

(a) to cause the Insured to sustain such loss, or

(b) to obtain thereby an improper financial benefit for the Employee, or for any person or entity intended by the Employee to receive such benefit.

It is agreed that loss resulting from the intentional transfer of Property to the benefit of an innocent third party, committed by the Employee in the knowledge that such third party was not lawfully entitled to such Property and which Property is not lawfully recoverable by the Insured, shall be deemed to be a loss which meets the requirements of this Insuring Agreement. Such loss must result from acts committed by the Employee with the intent to cause the Insured to sustain such loss.

Notwithstanding the foregoing however, it is agreed that with regard to Loans and Trading this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to make and which result in

(i) an improper financial benefit for the Employee, or

(ii) an improper financial benefit for another person or entity with whom the
Employee committing the dishonest or fraudulent act was in collusion, provided that the Insured establishes that the Employee intended to participate in the financial benefit.

Salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other Employee benefits shall not constitute an improper financial benefit.

The word "Loan" as used in this Insuring Agreement means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The word "Trading" as used in this Insuring Agreement means trading or other dealings in securities, commodities, futures, options, foreign or Federal Funds, currencies, foreign exchange and the like.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:

  /s/ Steven E. Listor
--------------------------------
Authorized Representative


NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA.
RIDER No. 8

This rider, effective December 7, 2007 forms a part of bond number 6214219.
AMEND LOSS - NOTICE - PROOF - LEGAL PROCEEDINGS

It is agreed that:

Section 4, Loss--Notice -- Proof-- Legal Proceedings, is amended by deleting the following:

"Discovery occurs when the Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known."
and replacing the above with the following:

"Discovery occurs when the Corporate Risk Management Department, Internal Audit
Department or General Counsel's Department of any Insured or by any partner or officer of any Insured

(a) becomes aware of facts, or

(b) receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstance which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known."

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

By:

  /s/ Steven E. Listor
--------------------------------
AUTHORIZED REPRESENTATIVE

NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. #9

To be attached to and form part of Bond No. 6214219 in favor of The Gabelli
Funds, et al.

In consideration of the premium charged for the attached bond, it is hereby agreed that:

     1.   At the request of the Insured, the Underwriter adds to the list of the insured under the attached bond the following:

               Enterprise Mergers and Acquisition Fund

     2.   The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

     3.   This rider shall become effective as 12:01 a.m. on 03/11/08.

                                  By:   /s/ Steven E. Listor
                                     --------------------------------
                                        Authorized Representative

Additional Premium: $0
Return Premium: $0

The Rider Numbers coverage has been changed from 1-8 to 1-9 effective
11-MAR-2008.

covdtchg

The Insured Fund 39 coverage has been changed from to Enterprise Mergers and
Acquisistions Fund effective 11-MAR-2008.

covdtchg

                              AMENDED AND RESTATED
                             JOINT INSURED AGREEMENT

        AGREEMENT  dated December 1, 1999, as most recently  amended as of March
11, 2008, among the registered  investment  companies  advised by Gabelli Funds,
LLC,  Gabelli  Advisers,  Inc.  and  Gabelli  Fixed  Income LLC  (together,  the
"Advisers")  which are listed on Schedule A attached hereto  (collectively,  the
"Funds").

        WHEREAS,  each of the  Funds  is named as an  insured  in an  investment company  blanket  bond (the  "Fidelity  Bond")  which is  intended to be in full compliance with Rule 17g-1 under the Investment Company Act of 1940, as amended;
and

        WHEREAS,  the Funds  desire to enter into an  agreement in order to meet the  requirements of Rule 17g-1 and to assure that premiums payable with respect to the  Fidelity  Bond and  payments by the Insurer with respect to the Fidelity
Bond are allocated in a fair and equitable manner;

        Now, THEREFORE, the Funds do hereby agree as follows:

        1. Each Fund shall maintain a minimum  amount of fidelity  insurance one level higher than that  specified  for its asset size by the table  contained in
Rule 17g-1(d) (the "Minimum Insurance"). Each Fund shall aggregate the assets of all of its series to calculate the amount of coverage required by Rule 17g-1(d).
Notwithstanding the foregoing,  no Fund shall be required to increase the amount of its  fidelity  insurance  unless and until the  aggregate  amount of fidelity insurance  maintained  by the Funds  exceeds  the  aggregate  amount of fidelity insurance the Funds are required to maintain  pursuant to the table contained in
Rule 17g-1(d) by $2 million or less.

        2. The  allocation  of the  premium  to each Fund  shall be based on the proportionate  share of the sum of the  premiums  that  would  have been paid if fidelity insurance was purchased separately by the Funds, and will be based upon the relative Minimum Insurance percentages of the Funds as of the quarter ending prior to the  beginning  of the first month in the period for which the coverage is obtained, subject to paragraph 4 below.

        3. Each Fund is guaranteed a minimum  coverage amount with access to the remainder  of the total  coverage of the  Fidelity  Bond.  In the event that any recovery is received  under the Fidelity Bond as a result of the loss  sustained by two or more Funds,  each Fund shall  receive an equitable  and  proportionate share of the  recovery,  but in no event  less  than the  amount  it would  have received had it maintained a single insured bond with minimum coverage.

        4. Each Fund may, at any time,  increase  its  allocation  described  in paragraph 2 upon payment of the premium  required for such additional  insurance provided that the face amount of the Fidelity Bond can increase  accordingly  or be supplemented by a policy of excess insurance.


       5. Any other registered  investment  company or additional series of such an  investment  company  for which the  Advisers or their  affiliates  serves as investment adviser  ("Additional  Fund") may become a party to this Agreement by executing a copy of this Agreement (a copy of which will be furnished to each of the Funds) and by paying the premium for any required  increase in the amount of the Fidelity Bond if the underwriter of the Fidelity Bond is willing to add such
Additional  Fund as an  additional  insured  and  increase  the  amount of total coverage by the amount of the Minimum  Insurance  required  for such  Additional
Fund by the provisions hereof.

        6. The  Agreement  shall  remain in effect for as long as two or more of the Funds  (including  any  Additional  Fund) are insured under the terms of the
Fidelity  Bond.  Any Fund shall,  however,  have the right to terminate,  at any time, its participation in the Fidelity Bond and in this Agreement provided that losses incurred prior to such termination  shall be governed by the provision of this  Agreement and the amount of any return premium to which such Fund shall be entitled will be limited to the amount actually obtained from the underwriter in respect of such termination.

Signed:  /s/ Bruce N. Alpert
         ---------------------
         Bruce N. Alpert

        President, The Gabelli Asset Fund
        President, The Gabelli Blue Chip Value Fund
        President, Gabelli Capital Series Funds, Inc.
        Executive Vice President, Comstock Funds, Inc.
        President, The Gabelli Convertible and Income Securities Fund Inc.
        President, The Gabelli Dividend & Income Trust
        President, Gabelli Equity Series Funds, Inc.
        President, The Gabelli Equity Trust Inc.
        President, The Gabelli Global Deal Fund
        President, The Gabelli Global Gold, Natural Resources & Income Trust
        President, The Gabelli Global Multimedia Trust Inc.
        President, GAMCO Global Series Funds, Inc.
        President, The Gabelli Global Utility & Income Trust
        President, GAMCO Gold Fund, Inc.
        President, The GAMCO Growth Fund
        President, GAMCO International Growth Fund, Inc.
        President, Gabelli Investor Funds, Inc.
        Executive Vice President, The GAMCO Mathers Fund
        President, The Gabelli Money Market Funds
        President, The Gabelli SRI Fund, Inc.
        President, The Gabelli Utilities Fund
        President, The Gabelli Utility Trust
        President, The Gabelli Value Fund Inc.
        President, The GAMCO Westwood Funds
        President, The 787 Fund, Inc.


Signed:  /s/ Agnes Mullady
         ---------------------
         Agnes Mullady

        President, The Gabelli Healthcare & Wellness(Rx) Trust


                                   Schedule A
                                   ----------

                      List of Registered Investment Companies
                      ---------------------------------------
                          The Gabelli Asset Fund
                          The Gabelli Blue Chip Value Fund
                          The Gabelli Convertible Securities and Income
                            Securities Fund Inc.
                          The Gabelli Dividend & Income Trust
                          The Gabelli Equity Trust Inc.
                          The Gabelli Global Deal Fund
                          The Gabelli Global Gold, Natural Resources & Income
                            Trust
                          The Gabelli Healthcare & Wellness(Rx) Trust
                          The Gabelli Global Multimedia Trust Inc.
                          The Gabelli Global Utility & Income Trust
                          GAMCO Gold Fund, Inc.
                          The GAMCO Growth Fund
                          GAMCO International Growth Fund, Inc.
                          The GAMCO Mathers Fund
                          The Gabelli SRI Fund, Inc.
                          The Gabelli Utilities Fund
                          The Gabelli Utility Trust
                          The Gabelli Value Fund Inc.

                      Gabelli Capital Series Funds, Inc.:
                          The Gabelli Capital Asset Fund

                      Comstock Funds, Inc.
                          Comstock Capital Value Fund
                          Comstock Strategy Fund

                      Gabelli Equity Series Funds, Inc.:
                          The Gabelli Equity Income Fund
                          The Gabelli Small Cap Growth Fund
                          The Gabelli Woodland Small Cap Value Fund

                      GAMCO Global Series Funds, Inc.:
                          The GAMCO Global Telecommunications Fund
                          The GAMCO Global Convertible Securities Fund
                          The GAMCO Global Growth Fund
                          The GAMCO Global Opportunity Fund

                      Gabelli Investor Funds, Inc.:
                          The Gabelli ABC Fund

                      The Gabelli Money Market Funds:
                          The Gabelli U.S. Treasury Money Market Fund

                      The GAMCO Westwood Funds:
                          GAMCO Westwood Equity Fund
                          GAMCO Westwood Intermediate Bond Fund
                          GAMCO Westwood Balanced Fund
                          GAMCO Westwood SmallCap Equity Fund
                          GAMCO Westwood Income Fund
                          GAMCO Westwood Mighty Mites Fund

                      The 787 Fund, Inc.
                          Enterprise Mergers and Acquisitions Fund

     March 11, 2008